Shanda Reports Fourth Quarter and Full Year 2007 Unaudited Results

● ●	Fourth Quarter 2007 Net Revenues Increased 51.8% YoY to US$97.8
Million, Diluted Earnings per ADS US$0.54;
Full Year 2007 Net Revenues Increased 49.1% YoY to US$337.8
Million, Diluted Earnings per ADS US$2.62

Shanghai, China—February 25, 2008—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2007.

Fourth Quarter 2007 Highlights(1)

•	Consolidated net revenues increased 51.8% year-over-year and 8.8% quarter-over-quarter to RMB714.2 million (US$97.8 million), exceeding the Company’s previous guidance of quarter-over-quarter growth between 4% and 7%.

•	Revenues from MMORPGs increased 59.4% year-over-year and 9.3% quarter-over-quarter to RMB602.6 million (US$82.6 million).

•	Revenues from casual games increased 19.0% year-over-year and 4.4% quarter-over-quarter to RMB85.8 million (US$11.7 million).

•	Operating income increased 79.7% year-over-year and 8.1% quarter-over-quarter to RMB278.9 million (US$38.2 million).

•	Net income increased 21.8% year-over-year and 22.5% quarter-over-quarter to RMB292.6 million (US$40.1 million). Earnings per diluted ADS were RMB3.98 (US$0.54), compared with RMB3.32 in the fourth quarter of 2006 and RMB3.26 in the third quarter of 2007.

•	Non-GAAP(2) net income (excluding share-based compensation and disposal of SINA shares) increased 67.8% year-over-year and 22.1% quarter-over-quarter to RMB309.6 million (US$42.4 million). Non-GAAP earnings per diluted ADS were RMB4.20 (US$0.58), compared with RMB2.54 in the fourth quarter of 2006 and RMB3.46 in the third quarter of 2007.

•	Active paying accounts (APA) for MMORPGs increased 12.7% quarter-over-quarter to 3.47 million. Average monthly revenue per active paying account (ARPU) for MMORPGs decreased 3.1% quarter-over-quarter to RMB57.8.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB7.3046 to US$1.00 as published by the People’s Bank of China on December 31, 2007. The percentages stated in this press release are calculated based on the RMB amounts.
(2) Non-GAAP measures are disclosed below and reconciled to the corresponding GAAP measures in the section below titled “Non-GAAP Financial Measures”.

Full Year 2007 Highlights(1)

•	Consolidated net revenues were RMB2,467.3 million (US$337.8 million), representing an increase of 49.1% from 2006.

•	Online game revenues, including MMORPGs and casual games, were RMB2,370.6 million (US$324.6 million), representing an increase of 53.6% from 2006.

•	Operating income was RMB1,005.6 million (US$137.7 million), representing an increase of 166.3% from 2006.

•	Net income was RMB1,396.1 million (US$191.1 million), representing an increase of 163.8% from 2006. Earnings per diluted ADS were RMB19.08 (US$2.62), compared with RMB7.32 per diluted ADS in 2006.

•	Non-GAAP net income was RMB1,032.0 million (US$141.3 million), representing an increase of 105.4% from 2006. Non-GAAP earnings per diluted ADS were RMB14.10 (US$1.94), compared with RMB6.94 per diluted ADS in 2006.

•	The Company began consolidating Actoz and Aurora Technology’s financial performances beginning in the third quarter of 2007.

“Shanda has achieved another quarter of strong growth to close out an outstanding year in 2007. Our MMORPG business continued to post impressive results as we rolled out expansion packs and launched new titles, and we have seen solid improvement in expanding the active paying user base,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “Overall, 2007 was a prosperous year for Shanda, demonstrated by the success of the come-stay-pay revenue model, the diversification of our content offerings, and steady progress in developing a virtual community on our integrated operating platform. We are confident that our strong content portfolio and powerful operating platform will lead to scalable and sustainable growth for the Company in 2008.”

Conference Call and Webcast Notice

Shanda will host a conference call at 8:00 p.m. on February 25, 2008 Eastern Standard Time (9:00 a.m. on February 26, 2008 Beijing/Hong Kong time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

Fourth Quarter 2007 Financial Results(1)

Net Revenues. In the fourth quarter of 2007, Shanda reported net revenues of RMB714.2 million (US$97.8 million), representing an increase of 51.8% from RMB470.6 million in the fourth quarter of 2006 and 8.8% from RMB656.3 million in the third quarter of 2007.

Online game revenues, including MMORPGs and casual games, were RMB688.4 million (US$94.3 million) in the fourth quarter of 2007, representing an increase of 53.0% from RMB450.0 million in the fourth quarter of 2006 and 8.6% from RMB633.7 million in the third quarter of 2007.

Revenues from MMORPGs in the fourth quarter of 2007 increased 59.4% year-over-year and 9.3% quarter-over-quarter to RMB602.6 million (US$82.6 million), accounting for 84.4% of total revenues. The sequential growth in MMORPG revenues was primarily driven by the continuous growth of the Company’s main titles in the fourth quarter of 2007.

The number of APA for MMORPGs increased 12.7% sequentially to 3.47 million in the fourth quarter of 2007, mainly due to the release of expansion packs and in-game promotions to encourage conversion of free players to paying users, as well as the launch of new game title World Hegemony. ARPU for MMORPGs decreased 3.1% to RMB57.8 in the fourth quarter of 2007 from RMB59.7 in the third quarter of 2007, primarily due to dilution caused by the relatively lower APRU from new APAs in the fourth quarter of 2007.

Revenues from casual games in the fourth quarter of 2007 increased 19.0% year-over-year and 4.4% quarter-over-quarter to RMB85.8 million (US$11.7 million) despite a traditionally slower period for the casual games business. The sequential increase in revenues from casual games was primarily driven by higher user consumption as the Company introduced more premium items and services during the fourth quarter of 2007.

Other revenues in the fourth quarter of 2007 increased 25.5% year-over-year and 13.9% quarter-over-quarter to RMB25.8 million (US$3.5 million).

Gross Profit. Gross profit for the fourth quarter of 2007 was RMB479.3 million (US$65.6 million), representing a 61.8% increase from RMB296.2 million in the fourth quarter of 2006 and a 4.7% increase from RMB457.9 million in the third quarter of 2007. Gross margin was 67.1% in the fourth quarter of 2007, compared with 69.8% in the third quarter of 2007 and 62.9% in the fourth quarter of 2006.

Income from Operations. Operating income for the fourth quarter of 2007 was RMB278.9 million (US$38.2 million), representing a 79.7% increase from RMB155.2 million in the fourth quarter of 2006 and a 8.1% increase from RMB257.9 million in the third quarter of 2007. Operating margin was 39.1% in the fourth quarter of 2007, compared with 33.0% in the fourth quarter of 2006 and 39.3% in the third quarter of 2007.

Share-based compensation was RMB17.0 million (US$2.3 million) in the fourth quarter of 2007, compared with RMB11.1 million in the fourth quarter of 2006 and RMB14.7 million in the third quarter of 2007.

Non-Operating Income. Net non-operating income for the fourth quarter of 2007 was RMB37.5 million (US$5.2 million), compared with RMB95.0 million in the fourth quarter of 2006 and RMB29.0 million in the third quarter of 2007. The year-over-year difference was primarily due to investment income of RMB66.9 million in connection with the disposal of SINA shares in the fourth quarter of 2006. Non-operating income contributed from government financial incentives amounted to RMB14.2 million (US$1.9 million) in the fourth quarter of 2007, compared with RMB8.7 million in the fourth quarter of 2006 and RMB14.9 million in the third quarter of 2007.

Income Tax Expense. Income tax expense for the fourth quarter of 2007 was RMB23.8 million (US$3.3 million), as compared with income tax expenses of RMB9.9 million in the fourth quarter of 2006 and RMB48.0 million in the third quarter of 2007. The decline in income tax expense as compared with the third quarter of 2007 was primarily due to the cessation of tax holidays for certain entities, the change in income tax rates pursuant to the new Chinese Income Tax law, which went into effect as of January 1, 2008, and consideration of the future benefits expected to be realized. When the Chinese tax authorities finalize the regulations on the applicable requirements and procedures to apply for the preferential tax treatment, the expected future tax benefits from the deductible temporary differences as of December 31, 2007 may be subsequently adjusted based upon the future income tax rates applicable to certain PRC subsidiaries of the Company.

Net Income. Net income in the fourth quarter of 2007 was RMB292.6 million (US$40.1 million), compared with RMB240.3 million in the fourth quarter of 2006 and RMB238.9 million in the third quarter of 2007. Earnings per diluted ADS in the fourth quarter of 2007 were RMB3.98 (US$0.54), compared with RMB3.32 in the fourth quarter of 2006 and RMB3.26 in the third quarter of 2007.

Non-GAAP Net Income. Non-GAAP net income in the fourth quarter of 2007 was RMB309.6 million (US$42.4 million), an increase of 67.8% from RMB184.5 million in the fourth quarter of 2006 and an increase of 22.1% from RMB253.6 million in the third quarter of 2007. Non-GAAP earnings per diluted ADS in the fourth quarter of 2007 were RMB4.20 (US$0.58), compared with RMB2.54 in the fourth quarter of 2006 and RMB3.46 in the third quarter of 2007.

Full Year 2007 Financial Results(1)

Net revenues for the full year 2007 were RMB2,467.3 million (US$337.8 million), representing an increase of 49.1% from RMB1,654.5 million in 2006.

Online game revenues for the full year 2007 were RMB2,370.6 million (US$324.6 million), representing an increase of 53.6% from RMB1,542.9 million in 2006. Revenues from MMORPGs increased 64.6% year-over-year to RMB2,040.9 million (US$279.5 million), while revenues from casual games increase 8.9% year-over-year to RMB329.7 million (US$45.1 million) in 2007.

Gross profit for the full year 2007 increased 72.5% year-over-year to RMB1,663.8 million (US$227.8 million). Gross margin was up from 58.3% in 2006 to 67.4% in 2007.

Operating income for the full year 2007 increased 166.3% year-over-year to RMB1,005.6 million (US$137.7 million). Operating margin was up from 22.8% in 2006 to 40.8% in 2007.

For the full year 2007, net income was RMB1,396.1 million (US$191.1 million), an increase of 163.8% from RMB529.2 million in the full year 2006. Earnings per diluted ADS were RMB19.08 (US$2.62) for the full year 2007, compared with RMB7.32 per diluted ADS for the full year 2006.

Non-GAAP net income for the full year 2007 was RMB1,032.0 million (US$141.3 million), an increase of 105.4% from RMB502.4 million in the full year 2006. Non-GAAP earnings per diluted ADS were RMB14.10 (US$1.94) for the full year 2007, compared with RMB6.94 for the full year 2006.

The Company began consolidating Actoz and Aurora Technology’s financial performances beginning in the third quarter of 2007.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB7.3046 to US$1.00 as published by the People’s Bank of China on December 31, 2007. The percentages stated in this press release are calculated based on the RMB amounts.

Recent Business Highlights

•	Shanda obtained an exclusive license to operate the 3D MMORPG Dragon’s Nest in Mainland China. (Dec 05, 2007)

•	Shanda received a total of 16 awards at the 4th Annual China Game Industry Conference. (Jan 22, 2008)

•	Shanda obtained an exclusive license to operate NCsoft’s casual game Atrix in Mainland China. (Feb 19, 2008)

•	Shanda announced the 3D MMORPG Lazeska into its pipeline. (Feb 19, 2008)

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2007 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from the audited financial statements to this preliminary unaudited financial information relating to, for example, the Company’s income tax expenses. In addition, because management’s evaluation of the Company’s internal controls over financial reporting in connection with of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of the Company’s fiscal year of 2007.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude share-based compensation and the net gain from disposal of the Company’s stake in SINA. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and access the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the statements regarding the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles. These forward-looking statements involve various risks and uncertainties. Although the company believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties that could cause actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda intends to release in 2008, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NASDAQ:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

Contact

Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Crocker Coulson (investors): crocker.coulson@ccgir.com
Elaine Ketchmere (media): elaine.ketchmere@ccgir.com
CCG Elite
Phone: +1-310-231-8600 (USA)

SNDA/G

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31,	As of December 31,
	2006	2007
	RMB	RMB	¡¡	US$
	(audited)	(unaudited)		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,291.9	1,985.2		271.9
Short-term investment	407.4	791.3		108.3
Marketable securities	1,845.0	11.2		1.5
Accounts receivable	31.7	32.2		4.4
Inventories	9.0	2.2		0.3
Deferred licensing fees and related costs	27.4	51.3		7.0
Prepayments and other current assets	51.7	68.0		9.3
Deferred tax assets	17.4	67.3		9.2

Total current assets	3,681.5	3,008.7		411.9

Investments in affiliated companies	334.7	8.5		1.2
Property, equipment and software	349.1	316.2		43.3
Intangible assets	186.1	314.1		43.0
Goodwill	493.5	606.1		82.9
Long-term deposits	—	56.3		7.7
Long-term prepayments	100.2	135.2		18.5
Long-term prepaid license fee	—	234.5		32.1
Non-current deferred tax assets	—	83.1		11.4

Total assets	5,145.1	4,762.7		652.0

LIABILITIES
Current liabilities:
Accounts payable	91.2	48.6		6.6
Licensing fees payable	14.1	88.5		12.1
Taxes payable	80.3	137.0		18.8
Deferred revenue	201.7	408.6		56.0
Licensing fees payable to a related party	46.1	—		—
Due to related parties	3.0	3.0		0.4
Acquisition related obligation	3.0	—		—
Other payables and accruals	138.0	191.6		26.2
Convertible debt within one year	2,147.4	—		—
Defer tax liabilities	—	7.4		1.0
Total current liabilities	2,724.8	884.7		121.1

Minority interests	2.9	216.3		29.6
Non-current deferred tax liabilities	—	34.1		4.7
Long term liabilities	—	4.2		0.6
Shareholders’ equity
Ordinary shares	11.8	12.0		1.6
Additional paid-in capital	1,468.9	1,614.4		221.0
Statutory reserves	142.0	147.7		20.2
Accumulated other comprehensive gain	205.1	(22.2)		(3.0)
Retained earnings	589.6	1,871.5		256.2

Total shareholders’ equity	2,417.4	3,623.4		496.0

Total liabilities and shareholders’ equity	5,145.1	4,762.7		652.0

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the three months period ended,
	December 31,	September 30,	December 31,
	2006	2007	2007
	RMB	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
MMORPG	377.9	551.4	602.6	82.6
Casual game	72.1	82.3	85.8	11.7
Others	20.6	22.6	25.8	3.5

Total net revenues	470.6	656.3	714.2	97.8

Cost of services
Ongoing licensing fees for online games	(87.6)	(86.3)	(98.0)	(13.4)
Amortization of intangible assets	(13.5)	(31.6)	(30.7)	(4.2)
Server leasing and maintenance fees	(22.4)	(23.1)	(22.3)	(3.1)
Salary and benefits	(13.7)	(19.1)	(19.9)	(2.7)
Depreciation of property, equipment and software	(13.1)	(13.8)	(13.8)	(1.9)
Others	(24.1)	(24.5)	(50.2)	(6.9)

Total cost of services	(174.4)	(198.4)	(234.9)	(32.2)

Gross profit	296.2	457.9	479.3	65.6
Operating expenses
Product development	(32.3)	(49.9)	(55.1)	(7.5)
Sales and marketing	(45.6)	(60.7)	(51.4)	(7.0)
General and administrative	(63.1)	(89.4)	(93.9)	(12.9)

Total operating expenses	(141.0)	(200.0)	(200.4)	(27.4)

Income from operations	155.2	257.9	278.9	38.2
Interest income	8.6	19.3	22.1	3.0
Amortization of convertible debt issuance cost	(4.3)	(4.1)	—	—
Investment income	70.2	14.9	13.0	1.8
Other income, net	26.3	5.7	3.6	0.5

Income before income tax expenses, equity in loss of affiliates and minority interests	256.0	293.7	317.6	43.5
Income tax expenses	(9.9)	(48.0)	(23.8)	(3.3)
Equity in loss of affiliates	(6.1)	(0.5)	(0.2)	—
Minority interests	0.3	(6.3)	(1.0)	(0.1)

Net income	240.3	238.9	292.6	40.1

Earnings per share:
Basic	1.68	1.67	2.03	0.28
Diluted	1.66	1.63	1.99	0.27
Earnings per ADS:
Basic	3.36	3.34	4.06	0.56
Diluted	3.32	3.26	3.98	0.54
Weighted average ordinary shares outstanding:
Basic	142,995,108	143,358,691	144,427,380	144,427,380
Diluted	145,194,841	146,389,982	147,056,698	147,056,698
Weighted average ADS outstanding:
Basic	71,497,554	71,679,346	72,213,690	72,213,690
Diluted	72,597,421	73,194,991	73,528,349	73,528,349
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP income	184.5	253.6	309.6	42.4
Net gain from disposal of Sina’s Stake	66.9	—	—	—
Share-based compensation cost	(11.1)	(14.7)	(17.0)	(2.3)
Net income	240.3	238.9	292.6	40.1

Non-GAAP diluted earnings per ADS	2.54	3.46	4.20	0.58
Net gain from disposal of Sina’s Stake per ADS	0.92	—	—	—
Share-based compensation cost per ADS	(0.14)	(0.20)	(0.22)	(0.04)
Diluted earnings per ADS	3.32	3.26	3.98	0.54

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the year ended,
	December 31,	December 31,
	2006	2007
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
Net revenues
MMORPG	1,240.1	2,040.9	279.5
Casual game	302.8	329.7	45.1
Others	111.6	96.7	13.2

Total net revenues	1,654.5	2,467.3	337.8

Cost of services
Ongoing licensing fees for online games	(293.4)	(386.5)	(52.9)
Amortization of intangible assets	(56.4)	(92.0)	(12.6)
Server leasing and maintenance fees	(97.2)	(85.8)	(11.7)
Salary and benefits	(53.1)	(65.9)	(9.0)
Depreciation of property, equipment and software	(53.1)	(55.2)	(7.6)
Others	(136.6)	(118.1)	(16.2)

Total cost of services	(689.8)	(803.5)	(110.0)

Gross profit	964.7	1,663.8	227.8
Operating expenses
Product development	(167.8)	(163.5)	(22.4)
Sales and marketing	(181.1)	(179.7)	(24.6)
General and administrative	(238.2)	(315.0)	(43.1)

Total operating expenses	(587.1)	(658.2)	(90.1)

Income from operations	377.6	1,005.6	137.7
Interest income	24.7	65.8	9.0
Amortization of convertible debt issuance cost	(17.5)	(13.0)	(1.8)
Investment income	72.4	467.3	64.0
Other income, net	134.0	28.0	3.8

Income before income tax expenses, equity in loss of affiliates and minority interests	591.2	1,553.7	212.7
Income tax expenses	(36.6)	(133.9)	(18.3)
Equity in loss of affiliates	(26.2)	(16.7)	(2.3)
Minority interests	0.8	(7.0)	(1.0)

Net income	529.2	1,396.1	191.1

Earnings per share:
Basic	3.71	9.74	1.33
Diluted	3.66	9.54	1.31
Earnings per ADS:
Basic	7.42	19.48	2.66
Diluted	7.32	19.08	2.62
Weighted average ordinary shares outstanding:
Basic	142,598,398	143,340,207	143,340,207
Diluted	144,605,703	146,294,510	146,294,510
Weighted average ADS outstanding:	—	—	—
Basic	71,299,199	71,670,104	71,670,104
Diluted	72,302,852	73,147,255	73,147,255
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP income	502.4	1,032.0	141.3
Net gain from disposal of Sina’s Stake	66.9	422.4	57.7
Share-based compensation cost	(40.1)	(58.3)	(7.9)
Net income	529.2	1,396.1	191.1

Non-GAAP diluted earnings per ADS	6.94	14.10	1.94
Net gain from disposal of Sina’s Stake per ADS	0.92	5.78	0.80
Share-based compensation cost per ADS	(0.54)	(0.80)	(0.12)
Diluted earnings per ADS	7.32	19.08	2.62